Exhibit 99.8

GALAPAGOS Naamloze Vennootschap / Limited Liability Company Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium RPR / RLE (Antwerp, division Mechelen) 0466.460.429 Op 27 maart 2020 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV 64.819.022 On 27 March 2020, the total number of shares and voting rights of Galapagos NV amounts to 64,819,022